August 11, 2006
via U.S. Mail
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

Re:	New Generation Holdings, Inc.
      Preliminary Proxy Statement on Schedule 14A
      File No. 0-24623
      Filed July 12, 2006
      Annual Report on Form 10-KSB for the Fiscal Year Ended
      December 31, 2005
      File No. 0-24623

      Plastinum Corp.
      Registration Statement on Form 10-SB
      File No. 0-52128
      Filed July 12, 2006

Dear Mr. Mot:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






General

1. Where comments with respect to disclosure in one section or document relate to disclosure in another section or document, please make corresponding changes. This will eliminate the need for us to repeat comments.

Schedule 14A

General

2. There are numerous blanks in the document, some of which reference information that should be determinable and included in your next amendment. Please revise to fill in all blanks to the extent possible. In doing so, provide as updated information as possible.

3. Disclose the information required by Item 5 of Schedule 14A.

4. You have omitted information as required by Item 14 of Schedule 14A relating to Plastinum Corp. and New Generation Holdings Inc. Referencing readers to disclosure found in the documents filed by Plastinum and the company is not appropriate. Rather, you must revise to include within your document, all such information, inclusive of the financial information and disclosure required by
Item 14 of Schedule 14A. In light of your status as a small business company, please also note the guidance provided in Note F to Schedule
14A.

5. Review your proxy disclosure to ensure consistency throughout. For example, in the Summary, you indicate that you expect Plastinum stock to be quoted on the Over-The-Counter-Bulletin Board or the Pink
Sheets. However, in the more detailed discussion under "The Distribution-Listing and Trading of Our Common Stock," you do not reference the fact that Plastinum stock may not be accepted for quotation on the OTCBB and instead trade on the Pink Sheets. Moreover, in Proposal 1 you indicate that the nominees for election are Messrs. Mot and Rokegem, yet the proxy card lists Messrs. Mot and
Sulzer as the nominees for whom shareholders must vote. Please review your document carefully and correct all such inconsistencies in the proxy statement and the proxy card.

General Information

6. You state that revocation of the proxy provided may be accomplished by delivery to the Secretary of the Company, among other options. It does not appear that the Company has a Secretary.
Please revise or advise.

Summary

7. As noted above, you must revise to include all the required information regarding Plastinum and the company within the document as it does not appear that you would be eligible to incorporate such information by reference. See Item 14 of Schedule 14A.

8. Here and in the main text of the proxy disclosure, expand upon your explanation as to why management believes that Plastinum will be a more attractive investment once legally separated from its parent holding company, particularly in light of the fact that the operations of the parent holding company have consisted of only the business of Plastinum since 2003. We may have further comment.

9. Specify the number of shares that are to be distributed based on the number of shares outstanding currently. Additionally, please reference the number of shares that could be deemed outstanding and distributed to Mr. Mot if proposals 2 and 4 relating to the increase in authorized shares of the company and ratification of the convertible debt transaction are approved by shareholders and the overall percentage of ownership Mr. Mot could have in Plastinum following a distribution if the proposals were to be approved.

10. Include a separate category in the summary that discloses the relationship of the company to Plastinum following the proposed spin-off. In this regard, we note that the board and executive officers of Plastinum will have the same persons as the board and executive officers of New Generation Holdings, Inc. Additionally, we refer you to the agreement executed between Valley Road Capital and the company in which it agrees to assist in raising funds for Plastinum following the spin-off. Please revise to indicate the nature of any and all such agreements and the relationship between the companies after the spin-off.

Stock Ownership of Certain Beneficial Owners and Management

11. In this section, you disclose that Mr. Mot owns 44.4% of outstanding shares assuming conversion of the preferred shares he received pursuant to the Election to Convert and Amendment to Debt Conversion Agreement. In the proxy card, you are seeking ratification of the transaction which you disclose would result in Mr. Mot owning 49.4% of outstanding shares, assuming conversion of the preferred shares he received. Explain to us the reason for this inconsistency in the percentage of share ownership amounts.

12. We note the inclusion in the table of the 38, 672, 076.61 shares
Mr. Mot may be issued upon conversion of the principal and accrued interest under an Election to Convert and amendment to Debt Conversion Agreement executed between the company and Mr. Mot. Given that the transaction approving the issuance to Mr. Mot involving the shares referenced has not yet been approved by shareholders, please disclose the basis for including such shares in the table at this time. A footnote may be appropriate. We may have further comment.

Proposal 1

13. Revise to include the information specified in Item 7 (b) of
Schedule 14A with respect to, among other things, related party transactions. Ensure also that reference is made to the terms of the
Convertible Loan Agreement between Mr. Mot and Plastinum Corp.

14. Although you disclose the presence of an audit committee and compensation committee, your disclosure fails to reference the presence, if any, of a nominating committee. Please revise accordingly and provide, as may be applicable, the disclosure required by Item 7(d) (2)(i) of Schedule 14A if you do not have a nominating committee.

Committees of the Board of Directors

15. We refer you to disclosure in Proposal 5, under the heading "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-
Audit Services of Independent Auditors." You disclose there that the company "[c]urrently does not have a designated audit committee." However, under this heading, you disclose that you do have a standing audit committee consisting solely of Mr. Rokegem. Please advise us of the reason for this inconsistency or revise your disclosure accordingly.

Audit Committee

16. Please revise your disclosure to also indicate that the audit committee did not meet with the independent registered accountants during the fiscal year ended 2005 as disclosed under the subsequent heading "Report of the Audit Committee".

Report of the Audit Committee

17. Revise to specify the time frame within which the audit committee failed to disclose the matters required to be discussed by Statement and Auditing Standards No. 61, as amended. Further, explain why reference is made to the discussion on independence in the year 2000.


Executive Compensation

18. Please confirm that all information required by Item 8 of
Schedule 14A has been provided with respect to the persons listed in the table. Additionally, revise to specify the material terms of the employment agreement (s) executed between the company and Messrs. Mot and Sulzer. Moreover, as disclosed in the Form 10 for Plastinum, describe the options granted to Messrs. Mot and Sulzer on July 10, 2006 and clarify here and in the disclosure in the Form 10, whether the options were granted under the Plastinum Corp 2006 Long Term Incentive Plan or the long term incentive plan of New Generation Holdings, Inc.

Proposal 2

General

19. As noted above, revise to supplement the disclosure in this section to fully reference the information required by Item 14 of
Schedule 14A with respect to both the company and Plastinum Corp.

20. We note the reference to the fact that following the proposed spin-off, the company will be operating as a shell company.
Revise
to specify what plans, if any, the company has with respect to its future operations should the spin-off be approved. Specifically, to the extent any change of control acquisitions are contemplated, please revise to specify such plans in the disclosure.

Listing and Trading of Our Common Stock

21. It does not appear that the stock of the company is currently listed on the OTCCB, yet you reference the "continued" listing of the company`s stock on the OTCCB. Please revise or advise. Further, as noted in a prior comment, revise to indicate that Plastinum shares may not qualify for listing on the OTCBB and may list on the Pink Sheets.

Proposal  3

Description of Amendment

22. You indicate that "no shares of [y]our preferred stock are issued and outstanding", yet then state that you have outstanding preferred stock convertible into 38,472,076. Please correct your disclosure accordingly.


Reasons for the Amendment; Effect of the Amendment

23. Please clarify in greater detail, the relationship between the approval of this proposal and the compensation that would then be issuable to Mr. Mot, pursuant to the terms for the Election to Convert and Amendment to Debt Exchange Agreement. For example, revise to indicate the fact that Mr. Mot would not be capable of receiving the 38 million shares should the amendment not be approved and the ramifications or consequences resulting from this. Note also the subsequent comment, under Proposal 4, regarding the need to reference how approvals of proposals in your proxy are interrelated.

24. Supplement your disclosure to provide an explanation of the negative consequences to shareholders associated with an increase in authorized shares.

Proposal 4

25. Please revise your proxy so that you include disclosure that informs shareholders of the consequences of any cross conditioning with respect to the proposals. In this regard, we note that it would appear that approval of this proposal, is conditioned on approval of proposal 2, relating to an increase in authorized shares. Please revise your document accordingly.

26. In order for shareholders to understand the transaction for which
you are seeking ratification, ensure all material terms of the
Debt
Exchange Agreement and the Election to Convert and Amendment to
Debt
Exchange Agreement are disclosed in the proxy. In this regard, we note the omission of any reference to the conversion ratios negotiated with Mr. Mot with respect to the conversion of debt for preferred stock and preferred stock for common shares. Further, no
reference is made to how such ratios were determined.   Please
revise
your disclosure accordingly.

27. You state that the sole member of the Board of Directors determined the transaction to be "just and equitable and fair" to the company. Disclose the basis for his conclusions regarding the fairness of the negotiated transaction. Specifically reference whether the terms of the agreement were similar to terms that could have been negotiated on an arms-length basis with an unaffiliated third party.

28. Clarify the statement that should the transaction not be approved, the independent director "may attempt to renegotiate" the
transaction.   It would appear that if the transaction is not
approved, renegotiation would have to occur. Please revise or advise.
Assuming renegotiation would have to occur, specify the range of renegotiated terms that could possibly be presented to Mr. Mot. Additionally, given the materiality of this disclosure, revise your document to reference the possibility of renegotiation of the terms of the transaction in each place where reference is made to the ratification of the transaction and at the forefront of the discussion in proposal 4..

Proposal 5

29. We note that Audit Fees for the fiscal year ended December 31, 2005 were $37,802 in comparison to $10, 381 for the prior fiscal year. Revise your disclosure to explain the reason for the significant increase.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Quantitative and Qualitative Disclosure regarding Market Risk

30. We note your disclosures indicating that the majority of your obligations and expenditures are transacted in foreign currencies. Please explain why you believe your exposure to foreign currency market risk is not significant. Please expand your disclosure to identify your functional currency. Additionally, in the event that you determine that your market risk associated with foreign currencies is significant to your results of operations and financial position, the disclosure of a quantitative sensitivity analysis based on a given change in your functional currency relative to your reporting currency and the impact this change would have on your operating results and financial position would assist investors in their understanding of the market risks that you face as you develop your plan of operation..

Item 8A Controls and Procedures, page 16

31. We note your statement that your disclosure controls and procedures "were not adequately effective as of December 31, 2005..."
Please note that there is no provision for your use of the term "adequate" to describe the evaluation of your disclosure controls and procedures. Please revise your disclosure to definitively conclude regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-B.

32. We note your disclosure that you have engaged Robert Scherne to identify deficiencies with respect to your disclosure controls and procedures. Please expand your disclosure to explain, in detail, the nature of the deficiencies identified to date and the corrective actions that you have or plan to take to remedy these deficiencies.
We may have further comment.

Financial Statements

Note G Contingencies and Commitments, page F-14

33. We note your disclosure indicating that you have recorded
$77,000
in 2001 relating to the Minerva litigation which you continue to carry on your books. Additionally, we note from your disclosure that you are subject to other legal proceedings and claims. Please expand your disclosure to address your conclusions of the likelihood of loss associated with these matters using terms defined in paragraph 3 of
SFAS 5. Additionally, disclose the reasonably possible range of loss associated with these matters or why you are unable estimate a range.
Refer to paragraph 10 of SFAS 5.

34. Please expand your disclosure in Item 3 of the Form 10-K to include disclosure with respect to the matters addressed in your note disclosure.

Note I Convertible Note Payable to Related Party, page F-14

35. We note you have characterized the conversion option associated with your convertible debt as a derivative liability on you balance sheet while describing the expense associated with the discount on the debt as a "beneficial conversion feature". Additionally, we note your supplemental disclosure of cash flow information on page F-6 describing the transaction as a "beneficial conversion feature derivative liability". Please address the following:

* Provide us with your analysis of how you concluded SFAS 133 applies to the embedded conversion option including the citations to specific paragraphs which require the conversion option to be accounted for as a derivative based on the facts and circumstances, if that is your view.

* Describe to us how you valued your derivative liability and cite the authoritative accounting literature supporting your valuation approach. Expand your disclosures to describe the valuation model and the underlying assumptions.

* Please quantify the total value of the derivative liability related to the conversion option associated with your related party debt and clarify if you have limited this value to the face amount of the debt. Based on your description of the expense it is unclear whether you are applying SFAS 133 or EITF 98-5 and EITF 00-27.

* Explain why you have classified your embedded conversion derivative as long-term while the associated host contract is short-term.
Additionally, explain why you have classified the warrant derivatives as long-term.

Note J Warrant and Derivative Liability

36. Please confirm whether your warrant derivatives include
warrants
issued to employees, officers or directors and quantify the value associated with those warrants, if any.  Explain how you
considered
the application of SFAS 123.  In this regard stock-based
compensation
within the scope of SFAS 123 is excluded from the scope of SFAS
133
under paragraph 11(b).

Form 10-QSB for the Quarterly Period Ended March 31, 2006

General

37. Please revise your financial statements and disclosures as necessary to comply with all applicable comments written on Form
10-
KSB above.

Changes in Internal Controls

38. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly.

Form 10-Plastinum

General

39. To facilitate review and comment, please include page numbers in your filings.

40. We remind you that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on September 10, 2006. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

41. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file, we will find your responsive changes.

Forward Looking Statements

42. There is currently no market for your common stock and if one were to develop, it would appear likely that the stock of the company would be deemed "penny stock" as defined by Rule 3a51-1 of
the Securities Exchange Act of 1934.   Consequently, please remove
all references to the Private Securities Litigation Reform Act of 1995 as the safe harbors contained in that Act are not available to you. See Section 21E(b)(1)(C) of the Exchange Act of 1934.

Item 1. Description of Business

43. Include a statement in this section that discloses the fact that you are a development stage company, have not generated any revenues since 2003 and have had a history of net losses since inception.

44. Consistent with the requirements of Item 101 (b)(4) of Regulation
S-B, provide a description of the competitive business conditions to which you are subject.

45. Supplement your disclosure regarding the proposed model business plan relating to the plant construction. For example, delineate the cost associated with the building of the plant, anticipated sources of funding and financing to build the plant, whether you have identified contractors who would assist in building the plant, the intended operational date of the plant and the location of the plant.
Alternatively, provide such disclosure in Item 2 and include a cross reference to such Item 2 disclosure.

46. Given the industry within which you operate and the generation of what you describe as the plastinum compounds once the technology you own is put into service, please provide the disclosure specified by
Item 101(b)(9) of Regulation S-B or advise us as to why this disclosure is not necessary.

47. We refer you to the line item description of research and development expenses disclosed on page F-4. Consistent with the requirement of Item 101(b)(10), provide disclosure regarding such expenses in this section.

Item 2.  Management`s Discussion and Analysis or Plan of Operation

48. Provide us with objective support for subjective and comparative statements you make throughout the registration statement. This is not a complete list, but examples of assertions that require support or further clarification include the following:

* references to the company`s "one-of-a-kind blending technology;"
* the company`s belief that its technology can be of "great value";
* the process to be used by the company being "environmentally friendly" and capable of being undertaken in an "economically viable" way; and
* the proposed plant that has yet to be constructed, being the "showcase" for the recycling of plastic waste coming from the WEEE sector.

To the extent you can not provide objective support, please remove the statements.

49. Revise to provide greater detail and clarification regarding what the plan of operations for the company will be for the next twelve months as specified in Item 303 of Regulation S-B. In this regard, supplement your disclosure to specifically address the disclosure requirements delineated in item 303(a) (i) through (iv). We note reference to the proposed private placement and proposed construction of a facility in the United States. To the extent such plans may occur during the next 12 months, your disclosure in this section should provide the relevant information.

50. Explain the statement that "the full cost of Plastinum`s recycled plastic compound would approximately be 60% of the virgin ABS cost."
Further, as indicated above, provide support for your statement.

51. You indicate here that Plastinum is in the "process to open its first pilot plant in the EU," yet indicate in Item 1 that you have only prepared a business plan relating to the plant for potential investors to assess, and have not yet found the joint venture partners necessary to fund a plant using your technology. Please clarify as done in Item 1, the very early stage in the process that you have reached with respect to the pilot plant. Finally, we note disclosure in the risk factors discussion that states you have no intention of acquiring a plant within the next 12 months. Please revise or advise.

52. Provide greater detail regarding the proposed plant as indicated in our prior comment. Additionally, revise to explain how or where you would obtain the source plastic materials that you would need for the plant.

53. Ensure that all the terms of the material agreements to which you are party are properly disclosed. Revise your description of the agreement with Polymer Service Center B.V. to delineate at a minimum, the amounts expended to date pursuant to the contract terms, the amounts you anticipate expending, and the material terms of the research and development agreement.

54. Explain the statement that "Plastinum is currently discussing various possibilities with interested parties...". For example, specify which of the possibilities described in the subsequent sentence are more feasible or attractive to the company. Update your disclosure to specify whether any of the "interested parties" have
indicated an interest in using the technology.   Finally, specify
the
period of time over during which such discussions have taken place.

Liquidity and Capital Resources

55. Provide an estimate of the proceeds that will be used to fund each of the delineated uses of proceeds specified. To the extent there is a shortfall, specify the sources of capital or financing that you intend to use to pay for the items delineated.

Risk Factors

56. Revise the headings of the risk factors in this section so that you clearly delineate the material risk to the investor or company resulting from the risk disclosed. The heading for example, "Acquisition of Plant and Equipment and Other Assets", does not identify a risk. Similarly, "Employees," "Product Research and Development," and the majority of risk factors fail to identify for investors the risks involved. Revise this section throughout.

57. Address the risks associated with the disclosed ineffective disclosure controls and procedures described in the Form 10-KSB for the fiscal year ended 12-31-2005 and the recent Form 10-QSB for the quarter ended 3-31-2006 as disclosed in the filings of the parent company.

58. Many of the risk factors fail to identify the impact to the company or the investor and do not disclose a risk. For example, under the heading "Product Research and Development", tailor your discussion to delineate the risk of loss associated with the research and development activities you reference and the impact to the company resulting from such loss. Moreover, there is no indication of what the risk is to investors of the company stemming from your plans not to sell or acquire any material property, plant or equipment during the next 12 months. Revise your disclosure accordingly.

Executive Compensation

59. We note a discrepancy in the terms of the compensation referenced in the proxy statement filed by your parent company versus the Form
10. For example, Mr. Mot`s salary is stipulated as being $81,000 in
2005 in the Form 10, yet is specified as $324,000 in the proxy.
Please revise or advise.

Item 7: Certain Relationships and Related Party Transactions

60. Revise to reference the terms of the Convertible Loan
Agreement
between Plastinum, Mr. Mot and Mr. Bottinelli dated July 10, 2006.

Part II. Item 4.  Recent Sales of Unregistered Securities

61. We note that the convertible loan agreement was executed in reliance on Regulation S. Provide us with further analysis as to how the transaction with Messrs. Mot and Botinelli qualified under Regulation S.

Exhibits

62. The Debt Exchange Agreement referenced is in fact incorporated by reference into the Form 10-KSB that you incorporate by reference in this filing. It is inappropriate to incorporate by reference another document incorporated by reference. Please file the agreement.

Financial Statements

Note A Summary of Accounting Policies, F-7

63. Please remove all accounting policy disclosure for transactions and activities that are not currently applicable to your operations to avoid investor confusion.

Basis of Presentation

64. We note your disclosure indicating that you apply "various" allocation methodologies to allocate expenses attributed to Plastinum
Corp. (Plastinum) from your parent, New Generation Holdings, Inc.
(NGH). Additionally, we note NGH`s business is described as "developing proprietary technology designed to process plastic polymers" since NGH`s inception as a developmental stage company, which is operated though your consolidated subsidiary Plastinum. Please address the following:

* Describe and disclose in detail the allocation methodologies applied in attributing expense to Plastinum Corp`s historical financial statements. Refer to SAB Topic 1:B.1

* Explain how you concluded that all costs of doing business have been reflected in the historical financial statements of Plastinum.
Refer to SAB Topic 1:B.1.

* Provide a schedule describing the nature and quantifying the amount of each expense stranded on NGH`s stand alone financial statements.
For contracts or other agreements to which Plastinum is a party, quantify the allocation between NGH and Plastinum and demonstrate how the allocation is appropriate.

* Expand your accounting policy footnote to disclose your agreement with NGH regarding capital contributions. Without limitation, clarify whether all expenses are previously agreed to be paid by NGH or whether a cap exists limiting the amount of contributions to be provided by NGH, or otherwise advise.

Spin-off Transaction

65. Please expand your disclosure to reconcile your tabular presentation of expenses to your statement of operations for each period presented and clarify the meaning and use of this table for investors.

Note B Capital Stock and Stockholders` Equity, page F-13

66. We note your disclosure indicating that you entered into a debt exchange agreement with your president, Jacques Mot and NGH dated December 7, 2005 which appears to be a financing mechanism for amounts owed to him under his consulting agreement. Please explain to us how you have accounted for this transaction in your financial statements. In this regard it is unclear why the convertible debt and associated costs are not presented in your financial statements.
We may have further comment.

Note C Subsequent Events, page F-25

67. We note your disclosures under Item 4 regarding subsequent issuances of your common shares associated with consulting agreements. Additionally we note the disclosures on page 15 of New Generation Holdings` Form 10-KSB for the year ended December 31, 2005 indicating that you have an obligation to issue common shares under various consulting agreements. We also note that these consulting agreements relate in part to previously rendered services in 2005. Please address the following:

* Tell us how you have accounted for these consulting arrangements to which you appear to be a party.

* Expand your disclosure to describe the specific services rendered and to be rendered under each agreement.

* As it appears these arrangements are directly attributable to you, please disclose the terms of the arrangements and the associated obligations or otherwise advise.

Financial Statements for the Quarterly Period Ended March 31, 2006

General

68. Please revise your financial statements and disclosures as necessary to comply with all applicable comments written on Form
10-
SB above.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jonathan Duersch at (202) 551-3740 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.

      Sincerely,


									Tangela Richter
									Legal Branch Chief

via facsimile
Alan Ederer, Esq.
(516) 622-9212







Mr. Mot
New Generation Holdings, Inc.
Plastinum Corp.
August 11, 2006
page 15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010